FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: October 17-31, 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 - 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes [   ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31st, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

October 18, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated October 18, 2005 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) reports that 1.9 million units of the 2.2 million unit non-brokered private placement announced September 29, 2005 have closed.

ITEM 5.

Full Description of Material Change

See News Release dated October 18, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.

OMITTED INFORMATION            N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 25th day of October, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd. Suite 328 - 550 Burrard Street, Vancouver BC, V6C 2B5 Telephone: (604) 899-5450 Fax: (604) 484-4710
E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM:TSX; PTMQF:OTCBB SEC Form 20F, File No. 0-30306
No. 05-116	NEWS RELEASE	OCTOBER 18, 2005

FIRST TRANCHE NON-BROKERED PRIVATE PLACEMENT CLOSED

Platinum Group Metals Ltd. (PTM:TSX; PTMQF:OTCBB) reports that 1.9 million units of the 2.2 million unit non-brokered private placement announced September 29, 2005 have closed. 1,494,000 units closed on October 13, 2005 and a further 406,000 units closed on October 14th, 2005. Each unit consists of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months from the date of closing.

A second tranche of the remaining 300,000 units is due to close on October 20th, as agreed to at the time of a separate subscription.

 "We are pleased to see this placement closing with such a strong and supportive group of new institutional investors located in Europe," said R. Michael Jones, President. "This closing will allow us to continue our rapid and focused work on the Western Bushveld Joint Venture with Anglo Platinum and Africa Wide Mining. It will also provide funds to quickly carry out follow up drilling to assess new findings on our War Springs property." Detailed information on these projects can be found on the Company's web site at www.platinumgroupmetals.net.

The securities issued in this private placement will be subject to a four-month hold period from the date of closing in compliance with NI 45-102. The Company will pay a finder's fee of 2% in cash, totaling $37,004, on a portion of the placement now closed.  As a result of the placement the Company has 45,068,631 common shares issued and outstanding and 53,144,061 on a fully diluted basis.

About Platinum Group Metals Ltd.  (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team with successful track records spanning more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a large-scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes an inferred resource of 4.7 million ounces of platinum, palladium, rhodium, and gold with further areas under drilling investigation.

PTM is a large mineral rights holder in Ontario, including the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario.

For US investors: SEC Form 20F, File No. 0-30306

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

President and Director

NOT FOR DISSEMINATION IN THE UNITED STATES OR

FOR RELEASE TO U.S. NEWSWIRE SERVICES

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The TSX has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328 - 550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

October 19, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated October 19, 2005 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) announced today an independent resource calculation on its War Springs property, including information on a new deposit type with potential for low cost bulk mining.

ITEM 5.

Full Description of Material Change

See News Release dated October 19, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.

OMITTED INFORMATION        N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 25th day of October, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 05-117 October 19, 2005

PLATINUM GROUP METALS ADDS PGM OUNCES

Vancouver/Johannesburg October 19, 2005 Platinum Group Metals Ltd. ("PTM") (TSX: PTM, OTCBB: PTMQF) announced today an independent resource calculation on its War Springs property, located on the Northern Limb of the Bushveld Complex in South Africa, including information on a new deposit type with potential for low cost bulk mining.

The independent report confirmed an inferred resource of 980,000 ounces of platinum, palladium, and gold (29.6 M tonnes grading 1.03 g/t 2PGE+Au (0.31 g/t Pt, 0.63 g/t Pd, 0.09 g/t Au), 0.13% Nickel, 0.11% Copper with strong evidence of resource continuity.  PTM holds a 70% interest in the War Springs property.

"Our newly announced War Springs resource adds additional depth to our platinum portfolio and the southern portion of the property provides an excellent target for further drilling," said R. Michael Jones, President of Platinum Group Metals Ltd. "This new resource is found in two distinct reef layers 5-10 meters thick named the "B" and "C" reefs, starting at surface and dipping in parallel sheets at a 65 degree angle to a depth of 400 metres and remaining open."

There is also considerable potential for resource expansion along the southern portion of the War Springs property.  Soil sampling results just received, combined with geophysics, clearly outline the surface trace of the deposit and show a distinct extension to the south for a further 1.2 kilometers that has yet to be drill tested. The southern extension of the B and C reefs has a soil anomaly expression of twice the thickness and intensity of that on the newly drilled deposit, indicating excellent potential for improved grades and thickness in the new area.

 "Currently PTM is focussed on South Africa and in particular, the Western Bushveld Joint Venture with Anglo Platinum and Africa Wide Mining. We have five active drills working towards pre-feasibility study on the 4.3 million ounce inferred resource in the Project 1 Scoping Study at 13.87 million tonnes grading 9.67 g/t 4E," said R. Michael Jones.

The inferred resource for War Springs was calculated from 18 boreholes which have previously been announced.  PTM has assessed the resource cut-off on a gross metal value of Rand 109 per tonne, based on a preliminary low cost decline, block cave mining model.

The correlation of geological information including geophysics and soil geochemistry has been completed by PTM and reviewed by Charles Muller of Global Geo Services Pty Ltd. (SACNASP), as an independent Qualified Person under the guidelines of the SAMREC Code and Canadian National Instrument 43-101.  Global Geo Services provided their kriged resource calculation, based on 250 metre spaced holes, on October 10, 2005 and a 43-101 report will be filed within 30 days.

About Platinum Group Metals Ltd.  (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team with successful track records spanning more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a large scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex.

2

The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes a total inferred resource of 4.7 million ounces of platinum, palladium, rhodium, and gold with additional areas under drilling investigation.

PTM is a large mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario.

For US investors: SEC Form 20F, File No. 0-30306

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:

R. Michael Jones, President

John Foulkes, Manager Corporate Development or

Erin Airton, Manager of Communications/Strategic
Planning

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the resource calculation will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT

AND SECTION 151 OF THE SECURITIES RULES

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

October 21, 2005

ITEM 3.

PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated October 24, 2005 to the TSX.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSX) reports the final 300,000 units of the 2.2 million unit non-brokered private placement announced September 29, 2005 was closed on October 21, 2005.

ITEM 5.

Full Description of Material Change

See News Release dated October 24, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)    N/A

ITEM 7.

OMITTED INFORMATION        N/A

ITEM 8.

SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 25th day of October, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 05-118 October 24, 2005

FINAL TRANCHE NON-BROKERED PRIVATE PLACEMENT CLOSED

Vancouver/Johannesburg October 24, 2005 Platinum Group Metals Ltd. ("PTM") (TSX: PTM, OTCBB: PTMQF) reports the final 300,000 units of the 2.2 million unit non-brokered private placement announced September 29, 2005 was closed on October 21, 2005. Gross proceeds raised for the 2.2 million unit placement amount to $3.19 million. Each unit consists of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months from the date of closing.

The securities issued in this private placement will be subject to a four-month hold period from the date of closing in compliance with NI 45-102. The Company will pay a finder's fee of 2% in cash on a portion of the entire closed placement, resulting in a total payment of $45,704. As a result of the placement the Company now has 45,368,631 common shares issued and outstanding and 53,594,061 on a fully diluted basis.

About Platinum Group Metals Ltd.  (www.platinumgroupmetals.net)

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team with successful track records spanning more than 20 years in exploration, mine discovery, mine construction, and mine operations.

Formed in 2000, the Company is focused on the development of platinum operations in both countries. PTM holds significant mineral rights in the Northern and Western Limbs of the Bushveld Igneous Complex of South Africa including a large scale joint venture with Anglo Platinum Limited in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest, includes a total inferred resource of 4.7 million ounces of platinum, palladium, rhodium, and gold with additional areas under drilling investigation.

PTM is a large mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario.

For US investors: SEC Form 20F, File No. 0-30306

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

DO NOT DISSEMINATE TO U.S.A.

2

For further information contact:

R. Michael Jones, President

John Foulkes, Manager Corporate Development or

Erin Airton, Manager of Communications/Strategic
Planning

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in the resource calculation will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of Inferred Resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY OR LEGALLY MINEABLE.

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs/Mesdames:

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer: PLATINUM GROUP METALS LTD
Meeting Type:	Annual General Meeting
ISIN:	CA72765Q2053
Meeting Date:	January 10, 2006
Record Date for Notice:	November 24, 2005
Record Date for Voting:	November 24, 2005
Beneficial Ownership Determination Date:	November 24, 2005
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	Non Declining Holders

If you require further information, please contact:

"JANET CLEARY"

JANET CLEARY
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange	cc: P.E.I. Securities Commission cc: Quebec Securities Commission cc: Saskatchewan Securities Commission cc: Registrar of Securities - NT cc: Registrar of Securities - YT cc: Nunavut cc: CDS Inc.